FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 15

to

ANNUAL REPORT

of

QUÉBEC

(Name of Registrant)

Date of end of last fiscal year: March 31, 2020

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Catherine Loubier

Délégation générale du Québec

One Rockefeller Plaza

26th Floor

New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz Sullivan & Cromwell LLP 125 Broad Street New York, N.Y. 10004-2498	Alain Bélanger Ministère des Finances du Québec 390, boulevard Charest Est Québec, Québec, G1K 3H4, Canada

*	The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2020 (the “Annual Report”) as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibits:

(1.1) Terms Agreement dated April 14, 2021 among Québec and BMO Capital Markets Corp., HSBC Bank plc, J.P. Morgan Securities plc, RBC Capital Markets, LLC and Scotia Capital (USA) Inc., each acting on behalf of itself, with the Québec Underwriting Agreement Standard Provisions (Debt Securities), dated April 14, 2021, attached thereto;

(4.1) Fiscal Agency Agreement dated as of April 21, 2021 between Québec and The Bank of New York Mellon, as fiscal agent, registrar, principal paying agent and transfer agent, with the form of Global Note attached thereto;

(5.1) Opinion and consent of Miller Thomson LLP, Québec and Canadian Counsel to Québec;

(5.2) Consent of Norton Rose Fulbright Canada LLP, Canadian Counsel to the Underwriters;

(5.3) Consent of Sullivan & Cromwell LLP, special United States tax counsel to Québec; and

(99.21) Itemized list of expenses incurred or to be incurred or borne by or for the account of Québec or properly charged thereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 15 to be signed on its behalf by its authorized agent.

QUÉBEC
By:	/s/ Alain Bélanger
Name:	Alain Bélanger
Title:	Assistant Deputy Minister

Date: April 21, 2021

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